Mail Stop 4561

July 18, 2007

John J. Moran
Executive Vice President,
Chief Financial Officer and Director
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama  35243

> **Re: Nexity Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No.  000-51273**

Dear Mr. Moran:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide a written response to our comments.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Composition of Allowance for Loan Losses, page 39

1. We note the unallocated allowance represented approximately 34% and 25% of your total allowance for loan losses at December 31, 2006 and 2005, respectively. We also note your disclosure that the unallocated allowance is based primarily on qualitative factors and these factors include recent economic stresses that have occurred and impact your portfolio. Please tell us in more detail, the specific quantitative and qualitative factors leading to management's decision to materially increase the unallocated allowance for loan losses during 2005 and 2006.

Consolidated Statements of Cash Flows, page 51

2. We note you classified "purchase of trading securities" and "proceeds from sales of trading securities" as investing cash flows in your December 31, 2006 and March 31, 2007 Statements of Cash Flows. Please tell us why you believe these cash flows are more appropriately classified as investing, rather than operating cash flows. Refer to paragraph 8 of SFAS 102.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3474 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Sharon M. Blume
Reviewing Accountant